April 16, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs
Assistant Director

Re:	Xplore Technologies Corp.
Amendment No. 3 to Form S-4
Filed on March 19, 2007
File No. 333-138675

Dear  Ms. Jacobs:

On behalf of Xplore Technologies Corp. (the “Company”), we are filing herewith Amendment No. 4 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”). We are also providing two unmarked copies of the Amended Registration Statement and two copies of the Amended Registration Statement that are marked to show changes from Amendment No. 3 to the Company’s Registration Statement on Form S-4 (“Amendment No. 3”).

The Amended Registration Statement is being filed in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to a letter dated April 5, 2007, setting forth comments to Amendment No. 3 filed by the Company on March 19, 2007. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

United States Tax Consequences.

1.                                       We note your response to prior comment 6 of our letter dated March 2, 2007 and your revisions on page 36. Please revise the first paragraph under the subheading “Code Section 368 Reorganization Provisions” to indicate clearly that the conclusions as to the U.S. federal income tax consequences of the reorganization are those of Thelen Reid Brown Raysman & Steiner LLP. The related disclosure should more clearly indicate whether and under what circumstances the reorganization will be non-taxable. If it is counsel’s opinion that the reorganization will not be taxable unless “more than one percent of [y]our shareholders” dissent, state this conclusion at the outset. Then, provide counsel’s opinion concerning alternative tax consequences when more than one percent of the holders dissent. You state that if more than one percent of the holders dissent, the tax-free treatment “could be in doubt.”  Please explain the source and extent of the uncertainty in that event. Describe the circumstances in which exercises of dissenters’ rights would result in a taxable transaction. To the extent counsel cannot render a “will” opinion, consider whether risk factor and/or other appropriate disclosure should be included.

Response:  We have revised the disclosure under the section entitled “United States and Canadian Income Tax Considerations – United States Tax Consequences – Code Section 368 Reorganization Provisions” on page 36 of the Amended Registration Statement to indicate more clearly whether and under what circumstances the reorganization will be non-taxable and the source and extent of the uncertainty. Furthermore, we have revised the disclosure to describe the circumstances in which exercises of dissenters’ rights would result in a taxable transaction. Accordingly, our firm has re-filed its tax opinion with respect to the United States tax consequences of the domestication, which is attached as Exhibit 8.1 to the Amended Registration Statement. With respect to the second sentence of your comment, we respectfully request that the Staff reconsider such comment as we believe we have disclosed that the conclusions as to the U.S. federal income tax consequences of the reorganization are those of our firm in the first sentence of the second paragraph in the section entitled “United States and Canadian Income Tax Considerations – United States Tax Consequences” on page 35 of the Amended Registration Statement.

2.                                       Please clarify whether your reference to “one percent of the shareholders” refers to “the holders of more than one percent of the shares entitled to vote on the transaction,” or to some other more precise measure.

Response:  We have revised the section entitled “United States and Canadian Income Tax Considerations – United States Tax Consequences – Code Section 368 Reorganization Provisions” on page 36 of the Amended Registration Statement to clearly indicate that the reference to “one percent of shareholders” refers to one percent of the shares entitled to vote on the transaction.

Business

Sales, page 53

3.                                       Please refer to prior comment 7 of our letter dated March 2, 2007. We note your revisions to this section and reissue our prior comment in part. Please revise the disclosure, consistent with your response, to define more clearly who your customers are. Clarify that your customers are predominately VARs, or, as you describe them on page 53, distribution partners, and that in limited circumstances the Company sells directly to the end-user. Quantify to the extent possible what portion of your revenues is generated from distribution partners versus end-users. Finally, tell us what criteria was used in selectively identifying the distribution partners or customers listed on page 53.

Response:  We have revised the section entitled “Our Business – Sales” on page 53 of the Amended Registration Statement to describe more clearly the Company’s customers. In addition, we have clarified the disclosure to indicate that the Company’s customers are predominately its distribution partners. Furthermore, we have quantified the portion of the Company’s revenue generated from distribution partners versus end-users for the Company’s fiscal year ended March 31, 2006. The Company has identified distribution partners in the Amended Registration Statement who purchased a significant amount of the Company’s products in the past or who are well recognized in the industry.

Changes in and Disagreements with Accountants in Accounting and Financial Disclosure under Canadian GAAP, page 76

4.                                       We note that the Company changed your disclosures to indicate that Deloitte & Touche, LLP resigned as the Company’s auditors on April 11, 2005. We note further note your disclosures on page 61 and in Note 3 with regards to the June 2005 notification received from the Ontario Securities Exchange (“OSC”). In the letter filed as Exhibit 16, D&T refers to the OSC’s review of the Company’s financial statements in December 2001 and January 2002 when they indicate that June 2005 was not the first review undertaken by the OSC. Based on the information provided in your response to prior comment 22 in our letter dated March 2, 2007, it appears that the June 2005 notification was an Enforcement Investigation Notice from the OSC that was the culmination of the review process which began with the December 2001 letter referred to by D&T. Please revise your disclosures to clarify. Also, please provide your former auditors with a copy of your revised disclosures and include and updated Exhibit 16 letter in your next amendment.

Response:  We have revised the sections entitled “Our Business – Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Ontario Securities Commission” on pages 57 and 61, respectively, of the Amended Registration Statement and Note 3 to the Company’s audited consolidated financial statements as at March 31, 2006 and 2005 and for the years then ended, on page F-21, to indicate that the June 2005 Enforcement Investigation Notice from the OSC was the culmination of a process which began in April 2002. The Company has provided D&T with a copy of its revised disclosure on page 76 of the Amended Registration Statement, pursuant to Item 304 of Regulation S-K. The Company respectfully submits that the change in the Company’s disclosure to indicate that D&T resigned as the Company’s auditors on April 11, 2005 as opposed to March 30, 2005 is not material to investors and respectfully requests that the Staff not require the Company to include an updated Exhibit 16 in its next amendment.

Executive Compensation, pare 78

5.                                       We note that you have not updated your disclosure to comply with the Commission’s new executive compensation and related person disclosure rules (Item 402 and 404, respectively). See generally Release No. 33-8732A (September 8, 2006). In light of the fact that this registration statement is being pre-effectively amended after December 15, 2006 and your fiscal year-end was March 31, 2007, please revise your executive compensation and related person disclosure in your prospectus to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006) and Release No, 33-8765 (December 22, 2006).

Response:  We have revised the sections entitled “Management – Executive Compensation”  and “Management – Certain Relationships and Related Transactions” on pages 78 – 91 and pages 93 – 95 respectively, of the Amended Registration Statement to comply with the Commission’s newly adopted executive compensation and related person disclosure rules for the Company’s most recent fiscal year.

Compensation Committee Interlocks and Insider Participation, page 81

6.                                       Please refer to prior comment 10 of our letter dated March 2, 2007. Please review Item 407(e) of Regulation S-K relating to Corporate Governance and provide the information required there under. Note specifically that Item 407(e)(4) describes the information that should be included under Compensation Committee Interlocks and that Item 407(e)(4)(iii) requires that you indicate each committee member who had any relationship requiring disclosure under any paragraph of Item 404 and that the disclosure required by Item 404 shall accompany such identification.

Response:  We have revised the section entitled “Management – Compensation Committee Interlocks and Insider Participation” on pages 91 – 93 of the Amended Registration Statement to indicate each committee member who had any relationship requiring disclosure under Item 404 and that the disclosure related thereto.

Interim Financial Statements

Note 5 - Debentures, page F-7

7.                                       We note your response to prior comment 13 of our letter dated March 2, 2007 where you indicate that the Company believes that for accounting measurement purposes the commitment date for the terms of a transaction is commensurate with the timing of the Toronto Stock Exchange’s (TSX) approval of such transaction. With regards to this information, please explain the following:

•                  Tell us how you considered Issue 4 of EITF 00-27 and paragraph 540 of SFAS 133 in determining the commitment date. It is not clear how the approval from the TSX of the terms of the transaction is the same as a legally binding, firm commitment entered into between two unrelated parties as defined by SFAS 133. Please explain

Response:  The Company has reassessed the attributes of its convertible preferred shares using the guidance in EITF Abstracts Issue No. 98-5 (“EITF 98-5”) and believes that these securities have an embedded Beneficial Conversion Feature (“BCF”) since their conversion price is variable based on the future event of a subsequent round of financing at a price lower than the original conversion price of $0.34. In accordance with EITF 98-5, the Company has calculated the value for the BCF for each issuance of these securities as the difference between the conversion price and the market price of its common shares, as reported by the Toronto Stock Exchange (“TSX”), as of the related financing’s commitment date multiplied by the number of shares into which the preferred shares are convertible. We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on page 68 of the Amended Registration Statement, the Company’s interim consolidated financial statements as at December 31, 2006 and for the nine months, and Note 6 thereto, on page F-8, to reflect the BCF value as deemed dividends to the preferred shareholders with an offsetting amount to additional paid in capital. Since the preferred shares are immediately convertible into common stock by the holders at any time, the Company recorded immediate charges (deemed dividends) in connection with the preferred share financings aggregating approximately $3,381,000 during the nine months ended December 31, 2006. To assist the Staff’s review of the Company’s accounting, set forth below are the Company’s calculations of the BCF values.

		Exchange of Debentures For Series A	Series A Private Private Placement	Series A Private Placement	Total of Series A PS	Series B Private Placement	Total

1.	Transaction Date:	5/23/2006	7/6/2006	7/31/2006		8/10/2006

2.	Market Price Per TSX in Cdn$:	$0.39	$0.40	$0.62		$0.58

3.	Exchange Rate:	1.1174	1.1116	1.1309		1.1206

4.	Market Price in U.S. Dollars:	$0.3490	$0.3598	$0.5482		$0.5176

5.	Purchase Price or Exchange Price:	$0.34	$0.34	$0.34		$0.34

6.	Difference between Market Price and Purchase/Exchange Price:	$0.01	$0.02	$0.21		$0.18

7.	Number of Preferred Shares Issued:	55,520,542	2,920,585	5,031,768		9,988,513

8.	Value of Beneficial Conversion Feature:	$501,046	$57,949	$1,047,795	$1,105,744	$1,773,759	$3,380,549

Quarter Recorded		Q1’07			Q2’07	Q2’07

•                  Tell us the date(s) you entered into agreements with the debenture holders to convert the outstanding debentures.

Response:  The Company entered into a definitive agreement with its debenture holders to convert the outstanding debentures on April 21, 2006.

•                  Notwithstanding your response to the first bullet point, tell us which date you believe to be the commitment date for the recapitalization transaction. In this regard, we note that on March 14, 2006, the TSX determined the price at which the securities could be offered (US $0.34) but they did not approve the transaction until April 4, 2006 and such approval was subject to shareholder approval, which was obtained on May 23, 2006. Please provide the trading price of the Company’s stock (in both US and Canadian dollars) at each of the following dates; April 4, 2006, May 23, 2006 and May 30, 2006 (the date the recapitalization was consummated).

Response:  The Company believes that the commitment date for the recapitalization is May 23, 2006, the date its shareholders approved the recapitalization, since the completion of the recapitalization was contingent upon the approval of a majority of the votes cast at the meeting by shareholders entitled to vote on the recapitalization. A shareholder who also owned a debenture was not entitled to vote on the recapitalization. With respect to the balance of the preferred share issuances, the Company has determined that the commitment dates are the respective closing dates of those issuances, July 6, 2006, July 31, 2006 and August 10, 2206, since the parties were not legally bound until the Company received executed subscription agreements and payment for the preferred shares was released from escrow. The subscription agreements did not contain any economic disincentives to compel the related investors to close the transaction, so the date of a signed subscription agreement is not acceptable for commitment date measurement purposes.

Pursuant to your request is a timeline of the preferred shares issuances detailing the dates of key events, the TSX closing quoted market price on such date and the U.S. dollar equivalent price. The term Recapitalization represents the exchange of outstanding debentures and accrued interest for Series A Preferred Shares:

Series A Preferred Shares

Date	Event	TSX Closing Price (Cdn. $)		TSX Closing Price (U.S. $)
03/16/06	TSX determines that Series A Preferred Shares may be offered at Cdn.$0.40 (based on the weighted average of the previous five trading days)	Cdn.$	0.43	$0.3730
04/04/06	Recapitalization approved by TSX	Cdn.$	0.45	$0.3872
04/20/06	Company enters into a Debenture Purchase Agreement with Lenders	Cdn.$	0.40	$0.3513
04/21/06	Company enters into Debenture Exchange Agreement with Debenture Holders	Cdn.$	0.41	$0.3604
04/27/06	Company files proxy statement with respect to special meeting of shareholders	Cdn.$	0.37	$0.3294
05/23/06	Shareholders approve Recapitalization at special meeting	Cdn.$	0.39	$0.3490
05/30/06	Consummation of the Recapitalization	Cdn.$	0.38	$0.3453
07/06/06	Closing of first tranch of Series A Preferred Shares	Cdn.$	0.40	$0.3598
07/31/06	Closing of second tranch of Series A Preferred Shares	Cdn.$	0.62	$0.5482

Series B Preferred Shares

Date	Event	TSX Closing Price (Cdn. $)		TSX Closing Price (U.S. $)
06/02/06	Board approves Series B offering	Cdn.$	0.38	$0.3452
06/05/06	Company enters into Placement Agent Agreement with SW Bach	Cdn.$	0.39	$0.3531
06/20/06	TSX grants price protection at Cdn.$0.34	Cdn.$	0.31	$0.2774
07/11/06	MT submits application to TSX with respect to Series B offering	Cdn.$	0.40	$0.3534
07/25/06	TSX approves Series B offering	Cdn.$	0.44	$0.3855
08/10/06	Closing of Series B offering	Cdn.$	0.58	$0.5176

•                  Tell us the trading price of the Company’s common stock (in both US and Canadian dollars) on August 9, 2006 when the Series B private placement was consummated.

Response:  While all of the funds were deposited into escrow by August 9, 2006, the funds were not released to the  Company until the next day and thus the Series B private placement was not actually consummated until August 10, 2006. Please see the table above for the trading price of the Company’s common stock (in both US and Canadian dollars) on August 10, 2006.

Year-End Audited Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

e) Deferred Charges, page F-18

8.                                       We note your response to prior comment 16 of our letter dated March 2, 2007 where you indicate that the value of the warrants issued to the short-term debenture holders is a non-cash transaction and does not impact the analysis of the net cash flow difference. Pursuant to EITF 96-19 the present value of cash flows calculations of the new debt instrument should include any amounts “paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.”  Please note that amounts “paid by the debtor” are not limited to cash payments and should include items such as warrants and other non-cash items. Please revise your calculations to include the fair value of the warrants issued and tell us how such calculations support your conclusions that the modification of the debentures was not considered to be substantially different, or revise your financial statements accordingly.

Response:  The Company has revised its calculations to include the impact of the warrants that were issued to the debenture holders, thereby increasing the cash outflow by the fair value of the warrants and reducing the cash inflow by the proceeds to be received from the exercise of the warrants. The Company calculated the fair value of the warrants issued in accordance with FAS 123R as discussed in its financial statements. The underlying Black Scholes methodology assumes an increase in the fair value of the Company’s common stock over time. Under that presumption, the warrants will be “in the money” and as such, the Company believes inclusion of the proceeds to be received from their exercise is appropriate.

The revised calculations are shown below and support the Company’s conclusions that the modification of the debentures was not considered to be substantially different and do not require revision of its financial statements. The Company did revise its description of the loss on extinguishment of debt; please see our response to your Comment No. 9 below.

$5,000,000 Convertible Debentures for 3 month period @ 10%

Present Value of Principal for 3 month period:	$4,882,270

Present Value of Interest:

$5,000,000 10% ¼ 125,000	$113,636

Fair Value of Warrants Issued to Debenture Holders	$1,329,000

Present Value of Proceeds from Exercise of Warrants (Assumed 10% interest rate, exercised at maturity of 4-10-08)	$(1,698,089)

Present Value of Future Cash Flows using new terms:	$4,626,817

Present Value of Principal Amount at 3/31/06:	$5,000,000

Difference:	7.46%

9.                                       We further note that the Company considered the recapitalization transaction to be an extinguishment of debt pursuant to SFAS 140 and accordingly you revised your interim financial statements to reflect the unamortized deferred fees as a loss on extinguishment of debt rather than preferred stock issuance costs. Your disclosures on page F-26 indicate that the fair value of $1,329 assigned to these warrants will be amortized as additional non-cash interest expense during the remaining term of the debentures. Tell us how you considered the requirements of paragraph 20 of APB 26 to record the gain or loss on extinguishment of debt (whether it be from the recapitalization transaction or the debenture modification) as a separate item in your statements of operations.

Response:  We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on page 67 of the Amended Registration Statement and the Company has revised Note 5 to its interim consolidated financial statements as at December 31, 2006 and for the nine months then ended, on page F-8, to reflect the unamortized deferred financing costs on May 30, 2006 (i.e., the date of the exchange of the outstanding short-term debentures and accrued interest to which the costs relate to for Series A Preferred Shares) separately as a loss on extinguishment of debt in accordance with paragraph 20 of APB 26.

k)                                    Loss per Share, page F-19

10.                                 We note your response to prior comment 12 of our letter dated March 2, 2007 and your revised disclosures in Note 3 to the Company’s interim financial statements where you included the number of securities (i.e. warrants, options, conversion of Series A and Series B Preferred Shares and debentures) that were excluded from the calculations of diluted EPS because their inclusion would be anti-dilutive.

Revise to include similar disclosures in Note 2 to the Company’s audited financial statements for the outstanding warrants, options and debentures excluded from the calculation of EPS.

Response:  The Company has revised Note 2, on page F-21, to its audited consolidated financial statements as at March 31, 2006 and 2005 and for the years then ended to address your comment.

If you wish to discuss any of the foregoing responses, please call me at (212) 603-2227.

Very truly yours,

/s/ Jonathan J. Russo
Jonathan J. Russo

cc:	Michael J. Rapisand
Xplore Technologies Corp.